Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 6063

March 21, 2018

Via EDGAR Correspondence Filing

Sally Samuel, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   First Trust MLP & Energy Income Fund (“FEI”) File Nos. 333-217581, 811-22738; First Trust Energy Income & Growth Fund (“FEN”) File Nos. 333-217580, 811-21549; First Trust New Opportunities MLP & Energy Fund (“FPL”, collectively with FEI and FEN, the “Funds” and each a “Fund”) File Nos. 333-212884, 811-22902

Dear Ms. Samuel:

This letter responds to the follow-up comments from the staff (“Staff”) of the Securities and Exchange Commission provided by telephone conference on March 6, 2018 in relation to comments provided by the Staff on February 26, 2018 and our response letter dated March 1, 2018 regarding the Registration Statements for the above captioned Funds. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in our conversation. Moreover, we note that the Staff’s comments, and our responses, generally apply to each of Registration Statements, unless stated otherwise.

  1.       Please confirm that the requested disclosure with respect to the Funds’ potential use of credit default swaps, as provided during our prior call on February 26, 2018, does not apply to FPL.

Response:       FPL confirms the requested disclosure was not applicable to the Fund.

2.       In connection with the changes made to the Funds’ Prospectuses regarding the definition of “covered” call options as indicated in your response letter dated March 1, 2018, please make any necessary corresponding disclosure changes to the Funds’ Statements of Additional Information as well.

Response:       Pursuant to your request, the requested changes have been made to the Statements of Additional Information.

3.       In connection with the disclosure added to the Funds’ Prospectuses regarding the determination of the adviser to use leverage on behalf of the Funds as indicated in your response letter dated March 1, 2018, please add similar disclosure throughout the Prospectuses as applicable.

Response:       Pursuant to your request, the requested disclosure has been added to the Leverage Program and Investment Management Agreement sections of each Prospectus.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By /s/ Walter Draney

          Walter Draney